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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2008___ AND ENDING ___DECEMBER 31, 2008___

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCL FINANCIAL GROUP, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

___1869 West Littleton Boulevard___
              (No. and Street)

___Littleton___   ___Colorado___   ___80120___
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Lawrence Singleton___   ___303-794-8686___
                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Haynie & Company___
         (Name – *if individual, state last, first, middle name*)

___1221 West Mineral Ave. Suite 202___ ___Littleton___ ___Colorado___ ___80120-4544___
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 0 2 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Lawrence Singleton_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__MCL Financial Group, Inc._____ , as
of __December 31,_____ __2008____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

We have audited the accompanying balance sheets of MCL Financial Group, Inc. as of December 31, 2008 and 2007, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 and 2007 financial statements referred to above present fairly, in all material respects, the financial position of MCL Financial Group, Inc. at December 31, 2008 and 2007 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 23, 2009


IGAF
An Association
of Independent Firms

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Associate Office At
4910 Campus Drive
Newport Beach, CA 92660
(949) 724-1880
Fax (949) 724-1889

MCL Financial Group, Inc.
Balance Sheet
December 31, 2008 and 2007

Current Assets	2008	2007
Cash	$ 513,946	$ 542,240
Restricted cash	5,359	5,334
Trade accounts receivable	527,607	500,833
Prepaid expenses	50,437	35,369
Total Current Assets	**$1,097,349**	**$1,083,776**

Liabilities and Stockholder's Equity

Current Liabilities

	2008	2007
Accounts payable and accrued expenses	529,102	627,997
Income tax payable	3,747	-
Deferred Revenue	98,000	-
Total Current Liabilities	**630,849**	**627,997**

Stockholder's Equity

Common Stock, no par value:

	2008	2007
Authorized 5,000 shares; issued and outstanding 250 shares	54,384	54,384
Additional paid-in capital	325,000	325,000
Retained earnings	87,116	76,395
Total Stockholders' Equity	**466,500**	**455,779**
Total Liabilities and Stockholder's Equity	**$1,097,349**	**$1,083,776**

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissons	$ 6,425,396	$ 6,956,406
Total Revenues	6,425,396	6,956,406
Expenses		
Commissions and wages	4,987,206	5,063,473
Interest	-	59
Other operating	1,423,722	1,980,801
Income taxes	3,747	-
Total Expenses	6,414,675	7,044,333
Net Income (Loss)	$ 10,721	$ (87,927)

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities		
Net income (loss)	$ 10,721	$ (87,927)
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Trade accounts receivable	(26,774)	187,002
Prepaid Expenses	(15,068)	(518)
Accounts payable and accrued expenses	(98,895)	(90,344)
Income taxes payable	3,747	-
Deferred Revenue	98,000	-
Net Cash Provided by (Used in) Operating Activities	(28,269)	8,213
Cash Flows From Financing Activities		
Proceeds from the contribution of additional capital	-	275,000
Net Cash Provided by Financing Activities	-	275,000
Net (Decrease) Increase in Cash	(28,269)	283,213
Cash at Beginning of the Year	547,574	264,361
Cash at End of the Year	$ 519,305	$ 547,574
Presented on balance sheet as:		
Cash and cash equivalents	513,946	542,240
Restricted cash	5,359	5,334
	$ 519,305	$ 547,574
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ -	$ 59
Cash paid for taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2008 and 2007

		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
	Authorized	Shares	Amount			
Balance December 31, 2006	5,000	250	$ 54,384	$ 50,000	$164,322	$268,706
Additional paid in capital	-	-	-	275,000	-	275,000
Net income	-	-	-	-	(87,927)	(87,927)
Balance December 31, 2007	5,000	250	54,384	325,000	76,395	455,779
Net income	-	-	-	-	10,721	10,721
Balance December 31, 2008	5,000	250	$ 54,384	$325,000	$ 87,116	$466,500

The accompanying notes are an integral part of these statements.

1. Organization and Significant Accounting Policies

Organization and Nature of Business

MCL Financial Group, Inc. (the Company) was incorporated in the State of Colorado on March 19, 1996 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business. Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation (LCC) on a fully disclosed basis. The Company's agreement with LCC provides that, as clearing broker, LCC will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to LCC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

The Company is a wholly owned subsidiary of MCL Holding, Inc. (Holding).

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

In order to meet its minimum cash requirements, the Company deposited $5,000 to a money market account with its clearing broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

The Company filed a consolidated tax return with Holding for the years ended December 31, 2008 and 2007. The combined returns show net taxable income of approximately $87,836 and $-0-, respectively. The provision for income taxes for the years ended December 31, 2008 and 2007 was $3,747 and $-0-, respectively. Taxes are allocated between the Corporations based on the net income (loss) of each entity.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2007	$ 380,343	$ 41,886	$ 627,997	1.65 to 1
December 31, 2008	$ 283,362	$ 42,057	$ 630,849	2.23 to 1

4. Related Party Transactions

The Company occupies office facilities and uses office equipment that are leased by Holding from an entity controlled by the shareholders of the Company. The Company paid Holding management fees of $540,000 in 2008 and 2007. These fees include use of the facilities, equipment and Holding personnel. Because of the nature of these relationships, the amounts charged may have been different had the parties not been related.

In addition, during the years ended December 31, 2008 and 2007, the Company paid additional fees to Holding in the amount of $550,277 and $758,178, respectively. The Company periodically makes additional payments to Holding. These payments are discretionary in nature.

The Company has entered into an agreement with STI Group for reimbursement of certain expenses incurred for the benefit of the Company. STI Group is owned by the owners of MCL Holding and the Company. During 2008, the Company reimbursed STI Group $73,701 in expenses. There were no reimbursements paid to STI Group during 2007.

5. Concentrations of Risk

General Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers (37 in 2008 and 39 in 2007). Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

MCL Financial Group, Inc.
Notes to Financial Statements (continued)
December 31, 2008 and 2007

5. Concentrations of Risk (continued)

The following represent concentrations in revenue based on investment products sold by the Company for the year ended December 31:

	2008	2007
Tenants-in-common	13%	28%
Asset management fees	13%	-0-%
Energy	25%	-0-%
Limited Liability Companies	18%	-0-%
REITs	12%	-0-%

The following summarizes revenue concentrations based on products offered by the noted investment families for the year ended December 31:

	2008	2007
Family A	12%	13%
Family B	10%	-0-%

Following is a summary of revenue concentrations by location for the year ended December 31, 2008:

Location	2008	2007
A	43%	49%
B	37%	32%
Total	80%	81%

Credit Risk

At December 31, 2008 and 2007, the Company's bank balances exceeded the insured limits by $263,946 and $442,240, respectively. Management believes that this financial institution is financially sound and the risk of loss is minimal.

6. Commitments and Contingencies

During 2006, the Company was informed that the SEC was considering proceedings for alleged violations of various rules of the Securities and Exchange Act of 1933 and the Securities Exchange Act of 1934. The Company made a settlement offer which included the payment of $60,000. SEC staff agreed to accept the terms of the offer and the Company subsequently paid the settlement during the year ended December 31, 2007.

MCL Financial Group, Inc.

Supplementary Information

MCL Financial Group, Inc.
Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2008 and 2007

	2008	2007
Net Capital		
Total stockholder's equity	$ 466,500	$ 455,779
Deductions		
Fees receivable	(132,701)	(40,067)
Other assets	(50,437)	(35,369)
Total Deductions	(183,138)	(75,436)
Total Net Capital	$ 283,362	$ 380,343
Aggregate Indebtedness		
Payables and accruals	$ 630,849	$ 627,997
Income taxes payable	-	-
Other accrued liabilities	-	-
Total Aggregate Indebtedness	$ 630,849	$ 627,997
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 42,058	$ 41,887
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 42,058	$ 41,887
Capital in excess(deficit) of required minimum	$ 241,304	$ 338,456
Ratio of aggregate indebtedness to net capital	2.23	1.65

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2008	2007
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 287,109	$ 380,343
Add: Commissions revenue adjustment	-	-
Less: Commissions, accounts payable, accrued expenses and income taxes payable	(3,747)	-
Net capital per above	$ 283,362	$ 380,343



Haynie & Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants
on
Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of MCL Financial Group, Inc. for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MCL Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



IGAF
An Association
of Independent Firms

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Associate Office At
4910 Campus Drive
Newport Beach, CA 92660
(949) 724-1880
Fax (949) 724-1889

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Littleton, Colorado
February 23, 2009

MCL Financial Group, Inc.

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2008 and 2007